EXHIBIT (a)(5)(v)

10990 Roe Avenue
Overland Park, KS 66211
Phone 913 696 6100 Fax 913 696 6116
News Release

YRC Worldwide Increases Tender Offer to $150 Million and

Increases Purchase Price for Convertible Notes

OVERLAND PARK, KAN., December 9, 2008 – YRC Worldwide Inc. (NASDAQ: YRCW) today announced that it has amended the terms of its cash tender offer with respect to its outstanding 5.0% Contingent Convertible Senior Notes due 2023, 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023, 3.375% Contingent Convertible Senior Notes due 2023 and 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 (collectively, the “Convertible Notes”) and YRC Regional Transportation, Inc.’s (formerly USFreightways Corporation) 8 1/2% Guaranteed Notes due April 15, 2010 (the “8 1/2% Notes” and, together with the Convertible Notes, the “Notes”).

Under the amended terms of the tender offer, the company is offering to pay an aggregate Purchase Price (as defined in the Offer to Purchase dated November 25, 2008), plus accrued and unpaid stated interest up to, but not including the payment date (“Accrued Interest”), not to exceed $150 million (the “Maximum Aggregate Purchase Amount”) for the Notes.

In addition, the company has increased the Purchase Price for the Convertible Notes. The consideration for each $1,000 principal amount of 5% Contingent Convertible Notes and 5% Net Share Settled Notes tendered and accepted for purchase pursuant to the Tender Offer shall be $500, plus Accrued Interest, and the consideration for each $1,000 principal amount of 3.375% Contingent Convertible Notes and 3.375% Net Share Settled Notes tendered and accepted for purchase pursuant to the Tender Offer shall be $420, plus Accrued Interest. The consideration offered for each $1,000 principal amount of 8 1/2% Notes remains unchanged.

Due to the size of the Maximum Aggregate Purchase Amount, all Notes validly tendered (and not validly withdrawn) in the tender offer having a first, second or third Acceptance Priority Level (“First Priority Notes”, “Second Priority Notes” and “Third Priority Notes”, respectively) will be accepted for purchase and will not be subject to proration. Due to the size of the Maximum Aggregate Purchase Amount and depending on the principal amount of Notes of each series validly tendered (and not validly withdrawn), Notes with a fourth or fifth Acceptance Priority Level (“Fourth Priority Notes” and “Fifth Priority Notes”, respectively) validly tendered (and not validly withdrawn) may not be accepted for purchase or may be accepted for purchase on a pro rata basis.

With respect to any particular Acceptance Priority Level, if none of the Notes in any of the Acceptance Priority Levels higher than such Acceptance Priority Level is validly tendered, then the company would purchase all of the outstanding Notes validly tendered (and not validly withdrawn) of such Acceptance Priority Level.

If the aggregate Purchase Price, plus Accrued Interest, for the First, Second and Third Priority Notes that are validly tendered (and not validly withdrawn) is less than the Maximum Aggregate Purchase Amount, the Fourth Priority Notes validly tendered (and not validly withdrawn) will be accepted for purchase if the aggregate Purchase Price, plus Accrued Interest, for such Fourth Priority Notes does not exceed the remaining portion of the Maximum Aggregate Purchase Amount. If the aggregate Purchase Price, plus Accrued Interest, for such Fourth Priority Notes exceeds the remaining portion of the Maximum Aggregate Purchase Amount, the Fourth Priority Notes will be accepted for purchase on a pro rata basis (with adjustments downward to avoid the purchase of Notes in a principal amount other than integral multiples of $1,000).

If the aggregate Purchase Price, plus Accrued Interest, for the First, Second, Third and Fourth Priority Notes that are validly tendered (and not validly withdrawn) is less than the Maximum Aggregate Purchase Amount, the Fifth Priority Notes validly tendered (and not validly withdrawn) will be accepted for purchase if the aggregate Purchase Price, plus Accrued Interest, for such Fifth Priority Notes does not exceed the remaining portion of the Maximum Aggregate Purchase Amount. If the aggregate Purchase Price, plus Accrued Interest, for such Fifth Priority Notes exceeds the remaining portion of the Maximum Aggregate Purchase Amount, the Fifth Priority Notes will be accepted for purchase on a pro rata basis (with adjustments downward to avoid the purchase of Notes in a principal amount other than integral multiples of $1,000).

Full details of the terms and conditions of the tender offer are included in the company’s Offer to Purchase dated November 25, 2008 and the accompanying Letter of Transmittal. Except as described herein, all other terms and conditions of the tender offer are unchanged. All Notes previously tendered and not withdrawn will remain subject to the tender offer, subject to the right of each holder to withdraw his or her Notes.

As of November 19, 2008, the Convertible Notes became convertible pursuant to Section 10.01(d) of each Convertible Note Indenture (as such term is defined in the Offer to Purchase dated November 25, 2008). Each holder should refer to the applicable Convertible Note Indenture to determine his or her rights thereunder.

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The 5.0% Contingent Convertible Notes are convertible into shares of the company’s common stock at the conversion price of $39.24 (subject to adjustment), which represents a conversion rate of approximately 25.4842 shares of common stock per $1,000 principal amount of such Notes. Fractional shares of common stock will be paid in cash in accordance with the terms of the applicable Convertible Note Indenture.

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The 5.0% Net Share Settled Notes are convertible into cash and shares of the company’s common stock, if any, based on an amount calculated pursuant to a formula set forth in the applicable Convertible Note Indenture. Assuming a volume-weighted average price (“VWAP”) per share of common stock of $5.16 (which was the VWAP displayed on Bloomberg on December 8, 2008) for each of the five trading days immediately following the conversion date, each $1,000 principal amount of such Notes would be convertible into $131.49 of cash.

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The 3.375% Contingent Convertible Notes are convertible into shares of the company’s common stock at the conversion price of $46.00 (subject to adjustment), which represents a conversion rate of approximately 21.7391 shares of common stock per $1,000 principal amount of such Notes. Fractional shares of common stock will be paid in cash in accordance with the terms of the applicable Convertible Note Indenture.

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The 3.375% Net Share Settled Notes are convertible into cash and shares of the company’s common stock, if any, based on an amount calculated pursuant to a formula set forth in the applicable Convertible Note Indenture. Assuming a VWAP per share of common stock of $5.16 for each of the five trading days immediately following the conversion date, each $1,000 principal amount of such Notes would be convertible into $112.19 of cash.

This news release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any of the Notes. The solicitation of offers to buy the Notes is only being made pursuant the tender offer documents, including the Offer to Purchase dated November 25, 2008, the accompanying Letter of Transmittal and related materials, that the company has furnished to Noteholders and has filed with the Securities and Exchange Commission (the “Commission”). Noteholders are strongly encouraged to read carefully the Offer to Purchase, the accompanying Letter of Transmittal and any other related materials, including materials filed with the Commission, because they will contain important information. Noteholders may obtain free copies of these materials, including the Offer to Purchase and the accompanying Letter of Transmittal, at the Commission’s website at www.sec.gov.

Goldman, Sachs & Co. is the Dealer Manager of the tender offer. Persons with questions regarding the tender offer should contact Goldman, Sachs & Co. at (212) 357-4692 or (toll-free) (800) 828-3182 (Attention: Liability Management Group). Requests for copies of the Offer to Purchase, Letter of Transmittal and related materials should be directed to Global Bondholder Services Corporation, the Information Agent and Depositary for the tender offer, at (212) 430-3774 (for banks and brokers only) or (866) 470-4300 (for all others and toll-free).

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Certain statements in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (each a “forward-looking statement”). Forward-looking statements include those preceded by, followed by or include the words “will,” “may” or similar expressions. The company’s actual results could differ materially from those projected by these forward-looking statements due to a number of factors, including (without limitation), the principal amount of Notes of each series tendered, the satisfaction or waiver of the conditions of the tender offer contained in the Offer to Purchase, and the risk factors that are from time to time included in the company’s reports filed with the Commission, including the company’s Annual Report on Form 10-K for the year ended December 31, 2007.

YRC Worldwide Inc., a Fortune 500 company and one of the largest transportation service providers in the world, is the holding company for a portfolio of successful brands including Yellow Transportation, Roadway, Reimer Express, YRC Logistics, New Penn, Holland, Reddaway, and Glen Moore. The enterprise provides global transportation services, transportation management solutions and logistics management. The portfolio of brands represents a comprehensive array of services for the shipment of industrial, commercial and retail goods domestically and internationally. Headquartered in Overland Park, Kansas, YRC Worldwide employs approximately 58,000 people.

Investor Contact:	Sheila Taylor	Media Contact:	Suzanne Dawson
	YRC Worldwide Inc.		Linden Alschuler & Kaplan
	913.696.6108		212.329.1420
	sheila.taylor@yrcw.com		sdawson@lakpr.com

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